UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-145354, 333-180527, 333-171613

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION”

(GROUPE DELHAIZE)

(Koninklijke Ahold Delhaize N.V. as successor by merger to Etablissements Delhaize Frères et Cie “Le Lion”

(Groupe Delhaize))

(Exact name of registrant as specified in its charter)*

Delhaize Brothers and Co. “The Lion” (Delhaize Group)

(Translation of Registrant’s name into English)*

For a list of Guarantors and addresses, see page 5

c/o Koninklijke Ahold Delhaize N.V.

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.50% Senior Notes due 2017 of Delhaize Group

Guarantee of 6.50% Senior Notes due 2017 of Delhaize Group

4.125% Senior Notes due 2019 of Delhaize Group

Guarantee of 4.125% Senior Notes due 2019 of Delhaize Group

5.70% Senior Notes due 2040 of Delhaize Group

Guarantee of 5.70% Senior Notes due 2040 of Delhaize Group

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

6.50% Senior Notes due 2017	Approx. 29
4.125% Senior Notes due 2019	Approx. 34
5.70% Senior Notes due 2040	Approx. 47

On July 24, 2016, pursuant to that certain Merger Agreement (the “Merger Agreement”), dated June 24, 2015, between Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (“Delhaize Group”) and Koninklijke Ahold N.V. (“Royal Ahold”), Delhaize Group merged with and into Royal Ahold (the “Merger”), with Royal Ahold surviving the Merger under the name “Koninklijke Ahold Delhaize N.V.” (“Royal Ahold Delhaize”).

Pursuant to the requirements of the Securities Exchange Act of 1934, Royal Ahold Delhaize, as successor by merger to Delhaize Group, and each Guarantor has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 4, 2016	KONINKLIJKE AHOLD DELHAIZE N.V.

	By:	/s/ Jeff Carr
	Name:	Jeff Carr
	Title:	Chief Financial Officer

DELHAIZE US HOLDING, INC.

	By:	/s/ G. Linn Evans
	Name:	G. Linn Evans
	Title:	Secretary

DELHAIZE AMERICA, LLC

	By:	/s/ G. Linn Evans
	Name:	G. Linn Evans
	Title:	Secretary

FOOD LION, LLC

	By:	/s/ G. Linn Evans
	Name:	G. Linn Evans
	Title:	Senior Vice President

HANNAFORD BROS. CO., LLC

	By:	/s/ G. Linn Evans
	Name:	G. Linn Evans
	Title:	Asst. Secretary

RISK MANAGEMENT SERVICES, INC.

	By:	/s/ G. Linn Evans
	Name:	G. Linn Evans
	Title:	President

MARTIN’S FOODS OF SOUTH BURLINGTON, LLC

	By:	/s/ Elting H. Smith
	Name:	Elting H. Smith
	Title:	Asst. Secretary

BONEY WILSON & SONS, INC.

By:	/s/ Elting H. Smith
Name:	Elting H. Smith
Title:	Secretary

VICTORY DISTRIBUTORS, LLC

By:	/s/ Elting H. Smith
Name:	Elting H. Smith
Title:	Secretary

BOTTOM DOLLAR FOOD NORTHEAST, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary

DELHAIZE AMERICA SHARED SERVICES GROUP, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	President

RETAINED SUBSIDIARY ONE, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Asst. Secretary

DELHAIZE AMERICA DISTRIBUTION, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Senior Vice President

DZA BRANDS, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Secretary

DELHAIZE AMERICA TRANSPORTATION, LLC

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Senior Vice President

DELHAIZE AMERICA SUPPLY CHAIN SERVICES, INC.

By:	/s/ G. Linn Evans
Name:	G. Linn Evans
Title:	Senior Vice President

List and addresses of Guarantors

DELHAIZE US HOLDING, INC.	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

DELHAIZE AMERICA, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

FOOD LION, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

HANNAFORD BROS. CO., LLC	145 Pleasant Hill Road Scarborough, ME 04074

RISK MANAGEMENT SERVICES, INC.	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

MARTIN’S FOODS OF SOUTH BURLINGTON, LLC	145 Pleasant Hill Road Scarborough, ME 04074

BONEY WILSON & SONS, INC.	145 Pleasant Hill Road Scarborough, ME 04074

VICTORY DISTRIBUTORS, LLC	145 Pleasant Hill Road Scarborough, ME 04074

BOTTOM DOLLAR FOOD NORTHEAST, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

DELHAIZE AMERICA SHARED SERVICES GROUP, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

RETAINED SUBSIDIARY ONE, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

DELHAIZE AMERICA DISTRIBUTION, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

DZA BRANDS, LLC	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145

DELHAIZE AMERICA TRANSPORTATION, LLC	145 Pleasant Hill Road Scarborough, ME 04074

DELHAIZE AMERICA SUPPLY CHAIN SERVICES, INC.	P.O. Box 1330 2110 Executive Drive Salisbury, NC 28145